Exhibit 99.1

Primus Green Energy and Jereh Announce

Global Collaboration to Deploy Gas-to-Liquids Systems

Partnership Offers Comprehensive Gas Monetization Solutions Using

Breakthrough STG+™ Technology

Yantai, China and Hillsborough, N.J. (Oct. 27, 2015) – Primus Green Energy Inc., a gas-to-liquids (GTL) technology and solutions company that transforms methane and other hydrocarbon gases into gasoline, methanol and diluent, and Jereh, an international, integrated oil and gas company specializing in Oil and Gas EPC services, oilfield technology services and equipment manufacturing, today announced the launch of a global market collaboration.

Primus and Jereh will jointly market and deploy a range of flexible, robust GTL systems – including gas-to-gasoline and gas-to-methanol systems – that use Primus’ proprietary STG+™ process to produce high-quality liquid products from natural gas. The technology economically transforms natural gas feedstocks into liquid end products at scales as small as 4 MMscf per day (100,000 Nm3 per day) of natural gas.

“With the rapidly growing demand for gas monetization technologies, this collaboration will provide prospective clients with a unique opportunity to obtain a best-in-class GTL solution on a comprehensive lump-sum single vendor basis.” said Sam Golan, Chief Executive Officer of Primus Green Energy. “Jereh has a strong global marketing network and world-class fabrication, engineering and delivery capabilities, making this the ideal collaboration for the strategic deployment of our GTL systems.”

The STG+™ technology can use a range of natural gas feedstocks, including wellhead and pipeline gas, dry or wet associated gas, “stranded” ethane, excess syngas from underutilized reformers or mixed natural gas liquids. The systems’ stranded and associated gas applications offer an ideal solution to the lack of traditional natural gas pipeline infrastructure in remote locations, enabling the monetization of gas that would otherwise be stranded or flared.

The low sulfur, zero benzene gasoline produced through the STG+™ process can be sold into a refinery blending pool or directly into the wholesale market. Methanol produced through the GTL systems can be sold into regional markets or used onsite in oil and gas production operations, where it functions as a corrosion or scale inhibitor, a friction reducer, inhibitor of hydrate formation and a fracturing fluid flowback enhancer.

“Through this partnership, Jereh and Primus offer the energy industry an unmatched gas monetization solution from a single vendor that utilizes a best-in-class GTL technology,” said Li Weibin, vice president at Jereh. “Our combined team will support clients during every phase of the implementation, guaranteeing seamless project delivery and maximum performance of the advanced systems.”

Furthermore, the pre-engineered, modular units are fabricated offsite, then transported to the project site for final assembly, enabling rapid delivery and expedited construction time.

Primus’ process has been validated through over 7,000 hours of operation at its commercial testing plant in Hillsborough, N.J. By comparison with other GTL technologies, Primus’ STG+™ process holds many key advantages, including record low capital and operating costs, high liquid product quality, zero wastewater, and unmatched process simplicity. These advantages result in STG+™ technology being uniquely economical at all scales, starting as small as 100,000 Nm3 per day of feed gas.

About Primus Green Energy Inc.

A global leader in Gas-to-Liquids (GTL) technology, Primus Green Energy™ delivers solutions for gas monetization based on its STG+™ technology. Located in New Jersey, Primus’ vertically integrated headquarters include facilities for design, engineering, operator training and remote operation, as well as R&D and catalyst development. Core to the business is the dedicated team, which represents more than 300 years of collective experience at leading energy and oil and gas firms. Primus is committed to continually developing new solutions and applications – as well as to advancing the existing systems – in order to meet customers’ unique business needs. Primus Green Energy is majority owned by Kenon Holdings Ltd. (NYSE: KEN / TASE: KEN). For more information, please visit www.primusge.com.

About Jereh

Jereh is an international, integrated Oil and Gas company specializing in oil and gas EPC services, oilfield technology services and equipment manufacturing. Through 15 years of development in the industry, Jereh has become China’s largest privately held listed oil and gas company. Today, Jereh’s eight global R&D centers staffed with more than 1200 professional engineers encourage technical innovations and strive for long-term leadership in the industry. Likewise, Jereh’s 20 international branches are established to work closely with customers in more than 60 countries to maximize the potential of every operation through reliable products and services. For more information, please visit jereh.com.

MEDIA CONTACT:

Jerry Schranz

Antenna Group

jschranz@antennagroup.com

+908-581-2972